RADA Electronic Industries Ltd.

Herzle Bodinger Retires From RADA’s Board of Directors

Netanya, Israel. February 22, 2018 – RADA Electronic Industries Ltd. (Nasdaq: RADA) announced today that on February 20, 2018 Mr. Herzle Bodinger retired from his office as a member of the Board of Directors of the Company for personal reasons. This follows more than 20 years of service to RADA, including 4 years as CEO and 18 years as Chairman of the Board of Directors, and as Board member.

Mr. Yossi Ben Shalom, RADA’s Chairman of the Board, stated: “Herzle served RADA for more than 20 years and is one of the cornerstones of the development and growth of the Company. Under Herzle’s leadership RADA evolved from its traditional automated test equipment business to high-end avionics and tactical radar systems. We thank Herzle for his outstanding leadership, loyalty and contribution to the stabilization and growth of the company. I would like to join the rest of the Board and the employees of RADA in wishing him good health and happiness. He will always remain a cherished part of the RADA family.”

About RADA

RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production and sales of Tactical Land Radars for Force and Border Protection and Avionics Systems (including Inertial Navigation Systems) for fighter aircraft and UAVs.

Company Contact:

Avi Israel (CFO)

Tel: +972-9-892-1111

mrkt@rada.com

www.rada.com